

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 24, 2018

Lois Zabrocky
Chief Executive Officer
International Seaways, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

> **Re: International Seaways, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 20, 2018**
> **File No. 333-226946**

Dear Ms. Zabrocky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure